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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2017
Washington DC

SEC FILE NUMBER
8-65886

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

UOB Global Equity Sales LLC - 592 Fifth Avenue, Suite 602
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company LLP
(Name – *if individual, state last, first, middle name*)

709 Westchester Avenue	White Plains	NY	10604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Howard Berkenfeld, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UOB Global Equity Sales LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROBERT ILARIA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01IL6134434
Qualified in Westchester County
My Commission Expires October 03, 2017

Signature

Manager / CCO

Title

Robert Ilaria

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT PURSUANT TO RULE 17a-5(e)(3)
And Report of Independent Registered Public Accounting Firm and Supplementary Information

UOB GLOBAL EQUITY SALES LLC
(A Limited Liability Company)

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

FOR THE YEARS ENDED
DECEMBER 31, 2016 AND 2015

UOB GLOBAL EQUITY SALES LLC
(A Limited Liability Company)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

CONTENTS

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
UOB Global Equity Sales LLC

We have audited the accompanying statement of financial condition of UOB Global Equity Sales LLC as of December 31, 2016 and 2015, and the related statements of income, changes in member's equity, and cash flows for the years then ended. These financial statements are the responsibility of UOB Global Equity Sales LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of UOB Global Equity Sales LLC as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in the schedule on page 11 has been subjected to audit procedures performed in conjunction with the audit of UOB Global Equity Sales LLC's financial statements. The supplemental information is the responsibility of UOB Global Equity Sales LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a–5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

White Plains, New York
February 24, 2017

UOB GLOBAL EQUITY SALES LLC
(A Limited Liability Company)

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2016 AND 2015

	2016	2015
ASSETS		
Cash	$ 865,398	$ 2,771,799
Receivables from customer	334,362	401,334
Prepaid expenses	2,621	2,873
Total Assets	$ 1,202,381	$ 3,176,006
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Accrued expenses	$ 54,116	$ 141,581
Due to affiliate	100,101	100,101
Total Liabilities	154,217	241,682
COMMITMENTS AND CONTINGENCIES (Notes 4 and 5)		
MEMBER'S EQUITY	1,048,164	2,934,324
Total Liabilities and Member's Equity	$ 1,202,381	$ 3,176,006

See accompanying notes to financial statements.

UOB GLOBAL EQUITY SALES LLC
(A Limited Liability Company)

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
REVENUES:		
Management fees	$ 1,405,990	$ 1,819,518
Incentive fees	3,328	-
Interest income	1,339	6,195
Net Revenues	1,410,657	1,825,713
EXPENSES:		
Payroll and benefits	1,087,212	1,087,212
Discretionary bonus	28,460	107,125
Unincorporated business taxes	2,904	10,931
Meals and entertainment	30,000	30,000
Travel	30,000	30,000
Rent	18,000	18,000
Professional fees	45,900	43,750
Compliance fees	12,000	14,500
Administration fees	36,000	36,000
Licenses and fees	6,129	17,459
Other	212	2,580
Total Expenses	1,296,817	1,397,557
Net Income	$ 113,840	$ 428,156

See accompanying notes to financial statements.

UOB GLOBAL EQUITY SALES LLC
(A Limited Liability Company)

STATEMENTS OF CHANGES IN MEMBER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
Member's Equity - January 1	$ 2,934,324	$ 2,506,168
Member's distributions	(2,000,000)	-
Net income	113,840	428,156
Member's Equity - December 31	$ 1,048,164	$ 2,934,324

See accompanying notes to financial statements.

UOB GLOBAL EQUITY SALES LLC
(A Limited Liability Company)

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 113,840	$ 428,156
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities:		
Prepaid expenses	252	345
Receivables from customer	66,972	266,689
Accrued expenses	(87,465)	(200,252)
Net Cash Provided By Operating Activities	93,599	494,938
CASH USED IN FINANCING ACTIVITIES:		
Member's distributions	(2,000,000)	-
Net Increase (Decrease) in Cash	(1,906,401)	494,938
Cash - Beginning of Year	2,771,799	2,276,861
Cash - End of Year	$ 865,398	$ 2,771,799

See accompanying notes to financial statements.

1. ORGANIZATION

UOB Global Equity Sales LLC (the "Company") was established as a limited liability company ("LLC") in the state of New York on November 22, 2002. The Company commenced operations in September 2003, when the Company became a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and a registered member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a wholly-owned subsidiary of UOB Global Capital LLC (the "Parent").

The Company's activities have been limited to acting as a placement agent for alternative investments, including, but not limited to, hedge funds, private equity funds, etc. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company's principal business office is located in New York City.

Since the Company is an LLC, the member is not liable for the debts, obligations or liabilities of the Company, whether arising in tort, contract or otherwise, unless the member has signed a specific guarantee.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Income is recognized as earned and expenses are recognized as incurred.

Use of Estimates

The preparation financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenues when there is persuasive evidence of an arrangement, services are rendered, the sales price is determinable, and collectability is reasonably assured.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Accounts Receivable

Receivables from Customers are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management considers the following factors when determining the collectability of specific customer accounts: customer creditworthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. If the financial conditions of the Company's customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has made reasonable collection efforts are written off through a charge to the valuation allowance and a credit to receivables from customers. Management has determined that a valuation allowance was not required at December 31, 2016 and 2015.

Income Taxes

As a single-member LLC, the Company is considered a disregarded entity for Federal, New York State and New York City income tax purposes. An allocated provision for the New York City Unincorporated Business Tax has been made for the years ended December 31, 2016 and 2015, of $2,904 and $10,931, respectively.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board, Accounting Standards Codification ("FASB ASC") 740, *Income Taxes*. Under that guidance, management assesses the likelihood that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period, including the technical merits of those positions. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

The Company is subject to examinations by taxing authorities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

New Accounting Pronouncements

Account Standards Update ("ASU") No. *2014-09, Revenue from Contracts with Customers* ("ASU 2014-09"), applies to contracts with customers to transfer goods or services and contracts to transfer nonfinancial assets unless those contracts are within the scope of other standards (for example, lease transactions). The update supersedes the revenue recognition requirements in FASB ASC 605, *Revenue Recognition and most industry-specific guidance*. The core principle of the guidance is that revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The update is effective for annual periods beginning after December 15, 2017. The Company is evaluating the impact of the future adoption of ASU 2014-09 on the Company's statements of financial condition and on net capital.

In February 2016, the FASB issued ASU 2016-02, "*Leases* (FASB ASC 842)." ASU No. 2016-02 requires that, at lease inception, a lessee recognize in the statements of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. The ASU also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statements of Income, while for operating leases, such amounts should be recognized as a combined expense in the statements of Income. In addition, ASU 2016-02 requires expanded disclosures about the nature and terms of lease agreements and is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period. Early adoption is permitted. The Company is evaluating the effect of the ASU 2016-02 on its statements of financial condition and on net capital.

Subsequent Events

In accordance with FASB ASC 855, *Subsequent Events*, the Company has evaluated subsequent events through February 24, 2016, the date on which these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements

3. MANAGEMENT AND INCENTIVE FEES

Management and incentive fees are calculated by the investment manager according to the advisory agreement it has with each investor. Management fees are calculated based upon an agreed-upon rate and the value of the assets under management. Incentive fees are calculated at an agreed-upon rate and are dependent on the performance of the investment under management. The Company receives a portion of the management and/or incentive fees for its activities as a placement agent according to its agreement(s) with the investment manager.

4. RELATED PARTIES

Pursuant to a cost sharing agreement (the "Agreement") between the Parent and the Company, the Parent acts as the common paymaster for certain compensation and overhead costs incurred on behalf of the Company. In addition, pursuant to the Agreement, the Parent acts as the common paymaster for certain non-compensation related expenses incurred by itself and the Company. Included in the aforementioned costs are amounts paid by the Company and the Parent for direct costs as well as costs that are subject to an allocation (the "Allocated Costs") between the Company and the Parent. Allocated Costs generally consist of salaries and related benefits paid for shared personnel, as well as other overhead costs. The Agreement provides that allocations of shared employee compensation costs between the Company and the Parent are based on the estimated amount of time spent by employees on behalf of the Company and the Parent. In addition, the Agreement provides that the allocation of other overhead costs is based primarily on the estimated usage of such services by the Company and the Parent. Total Allocated Costs charged to the Company by the Parent in 2016 and 2015, are included in the accompanying statements of income and amounted to $1,087,212 in each year.

The amount due to the Parent is $100,101 as of December 31, 2016 and 2015.

5. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2016 and 2015, the Company's regulatory net capital was $711,180 and $2,530,116, respectively, which exceeded the Company's minimum net capital requirement of

5. NET CAPITAL AND RESERVE REQUIREMENTS (Cont'd)

$10,281 and $16,112, respectively. At December 31, 2016, the Company's ratio of aggregate indebtedness to net capital was .217 to 1.

6. CONCENTRATION OF CREDIT RISK

The Company places its cash, which may be at times in excess of Federal Deposit Insurance Corporation limits, with high credit quality financial institutions and attempts to limit the amount of credit exposure with any one institution. Due from customers are from investment advisors for which the Company reviews their backgrounds and credit history before entering into agreements. Allowances for possible losses are based on factors surrounding the credit risk of the investment advisor, historical trends and other information. At December 31, 2016 and 2015, two customers accounted for 100% of the Company's receivable from customers. These receivables are primarily paid to the Company in the month following the quarter in which the amounts are earned.

SUPPLEMENTAL INFORMATION

UOB GLOBAL EQUITY SALES LLC
(A Limited Liability Company)

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION AND RECONCILIATION

DECEMBER 31, 2016 AND 2015

	2016	2015
NET CAPITAL:	$ 1,048,164	$ 2,934,324
Non-allowable assets	(336,984)	(404,208)
Other additions: discretionary bonus	-	-
Tentative net capital	711,180	2,530,116
Rounding	-	-
Net Capital per Rule 15c3-1	$ 711,180	$ 2,530,116
Computation of Basic Net Capital Requirements:		
Minimum net capital requirement - greater of 6 2/3% of aggregate indebtedness or $5,000	$ 10,281	$ 16,112
Excess Net Capital	$ 700,899	$ 2,514,004
Aggregate Indebtedness:		
Accrued expenses and due to affiliate	$ 154,217	$ 241,682
Ratio of Aggregate Indebtedness to Net Capital	0.217 to 1	0.096 to 1

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part II A filing as of Decmber 31, 2016 as filed on February 9, 2017.

See report of independent registered public accounting firm.

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
UOB Global Equity Sales LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) UOB Global Equity Sales LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which UOB Global Equity Sales LLC claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(2)(i) (the "exemption provisions") and (2) UOB Global Equity Sales LLC stated that UOB Global Equity Sales LLC met the identified exemption provisions throughout the most recent fiscal year without exception. UOB Global Equity Sales LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about UOB Global Equity Sales LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

White Plains, New York
February 24, 2017

CITRIN COOPERMAN & COMPANY, LLP
709 WESTCHESTER AVENUE WHITE PLAINS, NY 10604 | TEL 914.949.2990 | FAX 914.949.2910 CITRINCOOPERMAN.COM

UOB Global Equity Sales LLC (A Member of the United Overseas Bank Group)
592 FIFTH AVENUE, NEW YORK, N.Y. 10036, USA Phone (212) 398-6633 Fax (212) 398-4030

Exemption Report

UOB Global Equity Sales LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i):

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) through calendar year ending December 31, 2016 without exception.

UOB Global Equity Sales LLC

I, Howard Berkenfeld, swear (or affirm) to my best knowledge and belief, this Exemption report is true and correct.

By: Howard Berkenfeld
Title: Chief Compliance Officer